FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: 00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2006

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended	Six months ended June 30,
	December 31,
	2005	2005	2006
		Euro	Euro
Revenues :
Product sales	125,952	65,174	76,648
Service revenue	1,827	530	486
Licensing revenue	1,453	484	969
	129,232	66,188	78,103
Cost of revenues :
Cost of goods sold	69,094	37,087	41,828
Cost of services	842	394	873
	69,936	37,481	42,701
Gross profit	59,296	28,707	35,402
Operating expenses :
Research and development	24,066	11,903	13,803
Sales and marketing	11,725	5,958	6,734
General and administrative	17,861	9,027	11,414
Acquired in process technology	-	-	1,400
Amortization of acquired intangible assets	-	-	775
Restructuring costs	1,684	1,375	-
Total operating expenses	55,336	28,263	34,126
Operating income	3,960	444	1,276
Interest income and other financial income, net	1,011	489	496
Foreign exchange gain (loss), net	4,118	3,428	(1,329)
Total financial income (loss)	5,129	3,917	(833)
Income before income taxes	9,089	4,361	443
Income tax expense	395	399	72
Net income	8,694	3,962	371
Basic net income per share	0.57	0.26	0.02
Diluted net income per share	0.56	0.26	0.02
Number of shares used for computing :
- basic	15,352,233	15,349,945	15,379,790
- diluted	15,661,001	15,446,100	15,781,745

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

		At December 31,	At June 30,
	Note	2005	2006
		Euro	Euro
ASSETS
Current assets :
Cash and cash equivalents		60,663	37,206
Accounts receivable, net		24,271	36,513
Inventory, net	3	6,448	6,701
Value added tax recoverable		842	452
Prepaid expenses and other current assets	4	2,741	3,168
Total current assets		94,965	84,040
Other assets :
Long-term investments		3,585	3,581
Other assets		4,146	3,512
Research tax credit		1,529	1,612
Deferred tax assets		9,617	9,617
Acquired intangible assets, net	6	-	13,020
Intangible and tangible assets, net	5	6,236	7,199
Goodwill	6	-	10,828
Total assets		120,078	133,409
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Accounts payable	7	24,314	31,124
Accrued compensation		6,732	6,694
Current portion of other accrued expenses	8	3,831	8,303
Current portion of capitalized lease obligations		303	264
Deferred revenue and advances received from customers		2,564	1,671
Other liabilities		225	8,075
Total current liabilities		37,969	56,131
Long-term liabilities :
Long-term portion of other accrued expenses	8	16,775	10,502
Long-term portion of capitalized lease obligations		94	182
Other long-term liabilities		1,100	943
Total long-term liabilities		17,969	11,627
Shareholders’ equity :
Shares, Euro 1 nominal value, 15,541,422 shares authorized, issued and outstanding at June 30, 2006 (15,531,813 at December 31, 2005)		15,532	15,541
Additional paid-in capital		137,180	137,232
Treasury stock at cost (156,345 shares at June 30, 2006 and December 31, 2005)		(1,312)	(1,312)
Accumulated deficit		(84,650)	(84,279)
Accumulated other comprehensive loss		(2,610)	(1,531)
Total shareholders’ equity	9	64,140	65,651
Total liabilities and shareholders’ equity		120,078	133,409

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31, 2005	Six months ended June 30,
		2005	2006
		Euro	Euro
Cash flows from operating activities :
Net income	8,694	3,962	371
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	6,136	3,935	2,754
Share-based compensation	-	-	663
Loss on sales and retirement of tangible assets	1,204	1,117	6
Changes in operating assets and liabilities:
Accounts receivable	1,186	2,393	(13,693)
Inventory	10,284	7,278	(387)
Value added tax recoverable	261	604	391
Prepaid expenses and other current assets	2,948	1,528	(466)
Recoverable taxes	(79)	(30)	(83)
Accounts payable and other accrued expenses	(28,237)	(23,281)	7,104
Accrued compensation	(1,232)	(1,669)	38
Deferred revenue and advances received from customers	1,651	2,646	(867)
Income tax payable	-	-	-
Other payables	23	6	7,716
Other	61	31	593
Net cash used by operating activities	2,900	(1,480)	4,140
Cash flows from investing activities :
Disposal of long term investments	5,432	5,421	4
Purchases of intangible and tangible assets	(1,688)	(839)	(2,929)
Acquisition of certain assets, net of cash acquired	-	-	(24,628)
Proceeds from sale of intangible and tangible assets	959	753	155
Net cash provided by (used in) investing activities	4,703	5,335	(27,398)
Cash flows from financing activities :
Principal payments on capital lease obligations	(447)	(260)	(184)
Proceeds from exercise of stock options and founders’ warrants	167	-	62
Net cash provided by (used in) financing activities	(280)	(260)	(122)
Effect of exchange rate changes on cash and cash equivalents	22	490	(77)
Net increase (decrease) in cash and cash equivalents	7,345	4,085	(23,458)
Cash and cash equivalents, beginning of period	53,318	53,318	60,663
Cash and cash equivalents, end of period	60,663	57,403	37,206

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

	Shares
	Number	Amount	Additional paid in capital	Treasury stock	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance at December 31, 2005	15,531,813	€15,532	€137,180	€(1,312)	€(84,650)	€(2,610)	€64,140
Issuance of shares in connection with the exercise of 2,943 options at an exercise price of €8.07	2,943	3	21				24
Issuance of shares in connection with the exercise of 6,666 warrants to members of the board of directors at an exercise price of €5.68	6,666	6	31				37
Comprehensive income:
Net income					371		371
Unrealized loss on financial instrument						(27)	(27)
Foreign currency translation						443	443
Share-based compensation						663	663
Total comprehensive income (loss)					371	1,079	1,450
Balance at June 30, 2006	15,541,422	€15,541	€137,232	€(1,312)	€(84,279)	€(1,531)	€65,651

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2005.

The consolidated financial statements as of June 30, 2006 include the accounts of the following entities:

	Voting right percentage	Interest percentage
Parent company: Wavecom S.A.
Subsidiaries:
Wavecom Inc.	100%	100%
Wavecom Korea Co, Ltd.	100%	100%
Wavecom Deutschland GmbH	100%	100%
Wavecom Northern Europe Ltd.	100%	100%
NexGen Software S.A.	100%	100%
Wavecom Asia Pacific Ltd.	99,99%	99,99%

NexGen Software S.A. was consolidated from its acquisition date, on June 2, 2006.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and financial instruments (i.e., derivatives).

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financials institutes in Paris and three major banks in Hong Kong.

For the historical business of Wavecom , Wavecom decided in 2003 to consolidate all production with one sub-contractor in China. The production of the acquired business is currently done with 3 sub-contactors located in Mexico and Korea. Wavecom believes that alternate sub-contractors can be identified if the current manufacturer in Chinan is unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

Accounts receivable (before allowance for doubtful accounts) at June 30, 2006 and December 31, 2005 totaled €41,434,000 and €27,898,000 respectively. The total as of June 30, 2006 included €11,854,000 from the acquired activities.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands) :

	Beginning balance	Additions charged to expenses	Recovered receivables	Exchange rate difference	Ending balance

Year ended December 31, 2005	€ 3,233	€ 731	€ (605)	€ 269	€ 3,628
Six months ended June 30, 2006	3,628	1,465		(172)	4,921

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended December 31,	Six months ended June 30,
	2005	2005	2006

China	€ 23,205	€ 11,910	€ 11,310
Rest of Asia	26,257	15,979	8,710
Europe	65,700	31,719	38,660
Americas	11,599	5,473	16,060
Rest of world	2,471	1,107	3,363
	€ 129,232	€66,188	€78,103

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Cash and cash equivalents

Wavecom considers all highly liquid investments with an original maturity of three months or less, and money market mutual funds to be cash equivalents. At December 31, 2005 and June 30, 2006 Wavecom has no amounts invested in money market accounts.

Acquired intangible assets

The fair values of intangible assets acquired through the business combinations disclosed in Note 6, were determined with the assistance of independent valuers on the basis of the situations available at the acquisition dates. However, they represent provisional assessments that may be adjusted with respect to additional information obtained upon the definitive allocation of the purchase price.

Goodwill

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise.

Long-term investments

A bank guarantee of €13,110,000 was issued in July 2002 in favor of the owners of leased office space, in order to secure annual lease payments. Following the release of two floors of current offices in 2004 and one floor in the first half of 2005, this guarantee was reduced. This guarantee was secured by pledge of investments only composed of monetary Société d’Investissement à Capital Variable (“SICAV”). The outstanding guarantee expires on July 2006 but will be renewed annually until the end of the lease in July 2011. These investments have been classified as long-term assets in the consolidated balance sheet and amounted to €3,585,000 and €3,581,000 at December 31, 2005 and June 30, 2006, respectively.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented by third-parties and Wavecom uses these essential technologies. Some of the patents Wavecom uses are under licensing agreements for which Wavecom pays royalties. Other technologies Wavecom uses are not with license rights. Wavecom has concluded licensing agreements with eight patent holders for technologies deemed to be essential for Wavecom’s products. The last two contracts were signed in 2004 and some negotiations are on-going and Wavecom may enter into license arrangements with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products and, as such, may request royalty payments for the use of such technology.

Wavecom negotiates individual license agreements with each GSM/GPRS essential patent holder declared at ETSI (the European Telecommunications Standards Institute). The negotiations are based on the number of families of patents declared at ETSI by each individual essential patent holder compared to the total number of essential patents declared and listed at ETSI. Royalties calculated by Wavecom correspond to a certain percentage of the net selling price of Wavecom’s products.

The total percentage of royalties related to essential patents as a part of net selling price has been evaluated using the history of the essential patents license agreements the company has already signed (8 agreements have been signed since early 1999) and external analyses. Because Wavecom does not currently have licensing agreements for all of the essential patents declared and listed at ETSI, the company accrues royalties based on its estimate of the amounts or percentages which it believes will probably be due under future essential patents licensing agreements, based on the number of essential patents declared at ETSI for which Wavecom has no license agreement

The ultimate royalty paid by the company may differ from the amounts accrued.

Royalty costs are recorded as cost of goods sold in the company’s Statement of Operations

Warranty accrual

The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the warranty period begins which is typically when title passes. The provision is calculated based on a statistical rate revised for specific warranty issues and actual experience.

Factors that affect Wavecom’s estimate of warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Employee stock options and warrants

Until the year ended December 31, 2005, the company accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. From January 1, 2006, Wavecom applies the fair-value-based method of accounting for employee stock options and similar equity instruments according to the SFAS 123R.

The assumptions of the option pricing model and the impacts on our result of operations are disclosed in Note 9.

Modification of 2005 quarterly financials

In the first quarter of 2005 the company recognized revenues of €3.4 million from a licensing agreement. Upon further review of this new business, we, along with our auditors, have concluded that this revenue should not have been recognized in the first quarter, but spread over 21 months to be fully compliant with SOP 98-4 (Software revenue recognition rules under US GAAP). The contract for this licensing agreement includes a clause allowing for free updates if and when available. Although no updates have been, nor will be provided, SOP 98-4 requires that revenue recognition be spread over the life of the license. From a technical accounting standpoint, since vendor specific objective evidence of fair value for this post-contract customer support could not be determined at the time the contract was signed, the revenue must be spread over 21 months. Out of the €3.4 million revenue from this contract, €1.9 million will be deferred in 2006, and the remaining amount (€1.5 million) has been recognized over the last three quarters of 2005 as delivery occurred at the end of March 2005.

The impact of this correction on the financials statement of the first six-month of 2005 is as follows :

	Six months ended June 30, 2005
	published	adjusted
	Euro	Euro
Revenues:
Product sales	65,174	65,174
Service revenue.	530	530
Licensing revenue	3,391	484
	69,095	66 188
Cost of revenues:
Cost of goods sold	37,087	37,087
Cost of services.	394	394
	37 481	37 481
Gross profit.	31 614	28 707
Operating income	3,351	444
Income before income taxes	7 268	4 361
Net income	6 869	3 962
Basic net income per share	0.45	0.26
Diluted net income per share	0.44	0.26

2. Key events of the first six-months of 2006

Wavecom announced on April 26, 2006 the signing of an agreement wherein Wavecom acquires certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction that will be valued up to a maximum of €32.5 million.

According to this agreement, Sony Ericsson has sold its M2M Communications Business Unit, which specializes in automotive and industrial wireless solutions, to Wavecom. The business unit includes the company’s global assets and activities in M2M research & development, marketing, and sales. The transaction does not include, however, any assets or activities related to Sony Ericsson’s mobile phones, accessories, or PC card business, which will remain a part of Sony Ericsson.

3. Inventory

Components of inventory are:

	December 31, 2005	June 30, 2006
	(in thousands)
Finished goods	€3,672	€3,550
Components and finished goods held by contract manufacturers	2,776	3,151
	€6,448	€6,701

For the historical business of the company, Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

For the acquired activity, the products are still manufactured by the Sony Ericsson sub-contractors. The manufacturing strategy and the supplier relationships for these products is currently under review. Therefore, as of June 30, 2006, Wavecom did not report in inventory a part of components and finished goods held by these contract manufacturers.

Inventories as of June 30, 2006 including €1,595,000 of finished products from the acquired activity.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets include :

	December 31, 2005	June 30, 2005
	(in thousands)
Suppliers’ credit note accruals	€6	€61
Prepaid expenses	2,589	1,979
Other current assets	146	1.128
Total prepaid expenses and other current assets	€2,741	€3,168

Other current assets including €1,009,000 due by Sony Ericsson linked to the transfer of its activities.

5. Intangible and tangible assets, net

Intangible and tangible assets, net include:

	December 31, 2005	June 30, 2006
	(in € thousands)
	Net book value	Gross carrying amounts	Accumulated depreciation and impairment	Net book value

Laboratory and testing equipment	€ 2,240	€ 23,670	€ 21,881	€ 1,789
Computer equipment and software	1,112	20,448	18,983	1,465
Furniture and office equipment	345	1,481	1,247	234
Leasehold improvements	1,555	2,540	922	1,618
Other	984	3,131	1,038	2,093
Total	€ 6,236	€ 51,270	€ 44,071	€ 7,199

Change in the net book value of intangible and tangible assets are as follows:

	December 31, 2005	June 30, 2006
	(in € thousands)
Beginning of year balance, net of depreciation & amortization	€ 12,617	€ 6,236
Acquisitions	1,776	2,017
Effect of acquired activities	-	1,040
Sales and retirements	(11,646)	(4,771)
Depreciation and impairment expenses	(6,136)	(2,070)
Accumulated depreciation on sales and retirements	9,500	4,808
Translation adjustment	125	(61)
End of year balance, net of depreciation & amortization	€ 6,236	€ 7,199

6. Business combinations

Sony Ericsson’s M2M Communications business unit

Assets and liabilities from acquired M2M division of Sony Ericsson Mobile Communications AB were measured initially in application of the purchase method at their fair values at the acquisition date. However, because of acquisition arose during the last quarter, the fair values of every assets and liabilities could not have been valuated definitely at the closing date. The final purchase price allocation will be settled at the latest in the next twelve month following the acquisition date.

The acquisition cost of Sony Ericsson’s business unit amounted to €33.706.000 at the closing date and breaks down as follows:

-	cash paid (€25.000.000)
-	deferred payment (€7.500.000)
-	acquisition costs (€1.206.000)

The €7.500.000 deferred payment should be paid before December 31, 2006 upon achievement of the following criteria :

-	achievement of commercial targets
-	completion of transition services

The net assets and liabilities acquired, on the basis of the situation as of April 30, 2006, have been temporarily estimated as follow:

(in € thousands)	Fair value	Carrying amount (US GAAP)
Current assets:
Inventory	1 103	1 103
Accounts receivable	9 835	9 835
Cash and cash equivalents	1 852	1 852
Total current assets	12 790	12 790
Intangible assets, net	13 700
Tangible assets, net	1 126	1 126
Total assets	27 616	13 916
Current liabilities:
Accounts payable	6 053	6 053
Total current liabilities	6 053	6 053
Total liabilities	6 053	6 053
Net assets acquired	21 563	9 263
In-process research and development:	1 400	1 400
Goodwill	10 743
Total consideration	33 706

Intangible assets identified and valued in connection with the acquisition consist of:

	Valuation	Useful life
	(in euro thousands)
Customer relationships	9,900	4 years
Non-compete agreement	2,600	3 years
Technology	1,200	1 year

The existing technology was measured using the relief from royalty method, on the basis of a royalty rate of 4% and a discount rate of 11%.

The customer relationships were measured using the excess earning method on the basis of fluctuation revenue assumptions (including probability of renewals at the expiration of contracts), new customer recruitment costs and a discount rate of 14%.

The non-compete agreement, conclude for a period of three years, was valued by modeling the impacts on the present value (discount rate of 12% used) of future free cash flows of acquired activity if Sony Ericsson were to compete.

The amount of the purchase price allocated to purchased in process research and development was expensed upon acquisition, because the technological feasibility of products under development had not been established and no alternative future uses existed.

The goodwill recognized above is attributed to the expected benefits of this acquisition in terms of synergies and geographic exposure.

As of June 30, 2006 total profit and loss of the acquired activity recorded in Wavecom’s consolidated statements of operations since the date of acquisition have been as follow:

(in € thousands)	Six months ended June 30, 2006

Revenues:
Product sales	14 774
Service revenue	6
Licensing revenue	-
14 780
Cost of revenues:
Cost of goods sold	11 638
Cost of services	-
11 638
Gross profit	3 142

Research and development	1 549
Sales and marketing	774
General and administrative	985
Dépréciation of acquired assets	775
4 083

Operating loss	(941)
Interest expense	-
Interest income	-
Foreign exchange loss	(60)
Other expense	(60)
Loss before income tax	(1 001)
Income tax expense	-
Net loss	(1 001)

Wavecom could not produce the pro-forma data requested by the SFAS 141 “Business combinations” because the acquisition was finalized during the second quarter. These data are in progress and will be reported in the next annual report on Form 20-F.

NexGen Software

On June 15, 2006, Wavecom announced the acquisition of NexGen Software, S.A, a France-based software company specializing in TCP/IP internet software. Assets and liabilities were measured in application of the purchase method at their fair values at the acquisition date.

The acquisition cost of NexGen Software shares amounted to € 400000. The acquisition is a cash transaction.

The net assets and liabilities acquired, on the basis of the situation as of May 31, 2006, have been estimated as follow:

(in € thousands)	Fair value	Carrying amount (US GAAP)

Current assets:
Accounts receivable	148	148
Other current assets	93	93
Cash and cash equivalents	61	61
Total current assets	302	302
Intangible assets, net	100
Tangible assets, net	4	4
Other assets	3	3
Total assets	409	309

Current liabilities:
Accounts payable	7	7
Other liabilities	87	87
Total current liabilities	94	94
Total liabilities	94	94

Net assets acquired	315	215

Goodwill	85

Total consideration	400

Intangible assets identified and valued in connection with the acquisition consist of an internally-developed TCP/IP (internet) suite of protocol stacks. This asset is depreciated on its estimated useful life of 2 years from June 1, 2006.

The goodwill recognized above is attributed to the strategic interest of this acquisition as eliminating its dependence from external suppliers of equivalent solutions.

As of June 30, 2006 total profit and loss of the acquired activity recorded in Wavecom’s consolidated statements of operations since the date of acquisition have been as follow:

(in € thousands)	Six months ended June 30, 2006

Revenues:
Product sales	-
Service revenue	13
Licensing revenue	-
13
Cost of revenues:
Cost of goods sold	-
Cost of services	-
0
Gross profit	13

Research and development	19
Sales and marketing	13
General and administrative	6
38
Operating loss	(25)
Interest expense	-
Interest income	1
Foreign exchange gain (loss)	-
Other income	1
Loss before income tax	(24)
Income tax expense	-
Net loss	(24)

7. Accounts payable

As of June 30, 2006, accounts payable included €7.427.000 from the acquired activities

8. Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

Long term portion:

	December 31, 2005	June 30, 2006
	(in thousands)
Accrued royalties	€16,230	€9,905
Warranty accrual	94	81
Other accruals	451	516
Total	€16,775	€10,502

Current portion:

	December 31, 2005	June 30, 2006
	(in thousands)
Accrued royalties	€-	€5,266
Warranty accrual	1,457	1,172
Headcount restructuring cost accrual	357	145
Other accruals	2,017	1,720
Total	€3,831	€8,303

Other accrued expenses changes during the period are as follows (in thousands):

	Balance at December 31, 2005	Accruals made during the period	Cash settlements made during the period	Changes in estimate for pre-existing accruals during the period, including expirations	Balance at June 30, 2006
Accrued royalties	€ 16,230	€ 2,740	€ -	€ (3,799)	€ 15,171
Warranty accrual	1,551	916	(1,214)		1,253
Headcount restructuring cos cost accrual	357	150	(362)		145
Other accruals:
Exiting of leases	41		(21)		20
Customers claims	703	320	(48)		975
Third-party litigations	590		(116)		474
Other	1,134	316	(683)		767
Subtotal other accruals:	2,468	636	(868)		2,236
Total	€ 20,606	€ 4,442	€ (2,444)	€ (3,799)	€ 18,805

9. Shareholders’ Equity

At June 30, 2006, 15,541,422 shares were issued, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,385,077 shares are outstanding at June 30, 2006.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €
Balance at December 31, 2005	1,868,434	26.18	3.29 – 139.52
Granted	463.544	10,62	10.62
Exercised	12.504	6,38	4.19 – 8.07
Expired	50.000	37,78	34.66 – 42.46
Cancelled	83.149	42,73	4.19 – 139.52
Balance at June 30, 2006	2.186.325	22,10	3.29 – 139.52

At June 30, 2006, 1.183.725 founders’ warrants, stock options and warrants were exercisable at an average price of €34,13.

155,673 free shares have been granted to employees and members of the board. As of June 30, 2006 these shares could not be exercised.

10. Stock-based compensation

Stock-bases compensation includes stock options, warrants and free shares and were estimated as follow:

Equity instruments	Grant date	Number of stock options, warrants and shares granted	Stock price on date of grant	Exercise price	Expected volatility	Expected life	Risk-free interest rate	Compensation for the first half of 2006	Initial pricing at the date of grant
								(in € thousands)

Stock options	25.03.2003	155,200	8.14	8.07	82.56%	10 years	4.29%	11	897
	22.05.2003	10,500	10.78	11.18	81.39%	10 years	3.77%	1	78
	27.08.2003	99,000	11.25	11.4	79.51%	10 years	4.21%	16	775
	18.08.2004	147,300	2.95	3.29	69.07%	10 years	4.10%	31	262
	15.03.2005	49,000	4.23	4.19	63.08%	10 years	3.75%	28	123
	07.09.2005	3,500	11.25	10.18	67.17%	10 years	3.10%	7	25
	17.05.2006	423,544	10	10.62	65.78%	10 years	4.08%	128	2,598
Founder’s warrants	25.03.2003	193,000	8.14	8.07	82.56%	10 years	4.29%	11	1,059
	22.05.2003	11,000	10.78	11.18	81.39%	10 years	3.77%	3	79
	27.08.2003	241,000	11.25	11.4	79.51%	10 years	4.21%	26	1,791
	23.03.2004	38,000	8.3	9.62	70.12%	10 years	3.97%	-1	180
	19.01.2005	302,700	5.4	5.39	66.94%	10 years	3.52%	165	942
	15.03.2005	154,500	4.23	4.19	63.08%	10 years	3.75%	77	366
Warrants to members of the board of directors	22.05.2003	40,000	10.78	11.18	81.39%	5 years	2.88%	12	261
	26.05.2004	50,000	5.9	7.04	70.11%	4 years	3.37%	13	141
	16.11.2004	20,000	5.68	5.68	66.95%	4 years	2.82%	2	57
	26.05.2005	70,000	6.78	6.55	67.43%	4 years	2.58%	58	242
	17.05.2006	40,000	10	10.62	65.78%	4 years	4.08%	10	196
Free shares	17.05.2006	155,673	10	N/A	N/A	4 years	N/A	65	1,557

Total								663

The exercise price is established the day when the equity instrument is granted by the Board of directors or the shareholder’s general meeting and is at least equal to highest of the two following values: (i) the average of the twenty closing prices on Eurolist preceding the date of grant and (ii) the closing price on Eurolist of the day before the date of grant.

The estimate of expected volatility is based on mean reversion method applied to the series of historical daily profitabilities of the four years before the grant date.

The risk-free interest rate is given in reference to the rate of French treasury bonds corresponding to the expected life of each equity instrument.

11. Commitments and contingencies

Contingencies

The French tax authorities have proposed revising research tax credits “Crédit Impôt Recherche” granted to Wavecom for the years 1999, 2000 and 2001, for a total amount of €3.6 million. This amount has not been provisioned at December 31, 2005 and June 30, 2006 as Management believes that the Company has strong arguments to oppose this revision. Wavecom filed for a counter examination by the Ministry of Industry in December 2004.

Operating leases

Wavecom leases its facilities under operating leases that expire through June 2014 at the latest for the site of Raleigh in North Carolina. Future minimum lease payments under operating leases which were not terminated at June 30, 2006, due for the years ending December 31, are as follows (in thousands) :

2006 (from July 1 to December 31)	€ 2,140
2007	4,380
2008	4,534
2009	4,398
2010	4,408
Thereafter	4,055
Total	€ 23,915

Other commitments

At June 30, 2006, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the second half of 2005. These purchase commitments totaled €25.0 million.

In October 2005, Wavecom signed a commitment with some of its executive committee members for the payment on April 2007 of a special bonus, with the condition of still being in the headcount as of March 31, 2007. The total amount of these bonuses is €2,565,813 and will be recognized as expense from October 1, 2005 to March 31, 2007 (over the 18 months service period). The retention bonus recorded as accrued compensation at June 30, 2006 totaled €1,282,907.

12. Employees

Wavecom’s salaried personnel totaled 372 at June 30, 2006, compared with 290 at December 31, 2005. Total headcount at June 30, 2006, includes 80 employees from the acquired activities.

13. Segment

Segment allocations have been determined as follows :

-	Sales and related balance sheet items (account receivables) are allocated to regions (EMEA, APAC and Americas) based on the client’s address.
-	Cost of goods sold and related balance sheet items (inventory, fixed assets, account payable, warranty and royalty accruals) are calculated based on the actual cost of products sold in each region.

The allocation of the operating expenses and related balance sheet items is performed as follows:

—

some functions has been defined as being corporate functions and therefore their costs have not been allocated to regions, these functions are including corporate management, quality departments, strategic marketing and long term research and development projects,

—	local marketing and sales costs are allocated to the regions based on the location of the headcount,
—

other operating costs, including mainly maintenance and validation part of Research and Development, general and administrative costs, are allocated to the regions based on their respective contribution to the sales performance,

—	restructuring costs are not allocated to the regions and remain at corporate level.
—	The goodwill and the fixed assets related to the acquisition of Sony Ericsson activity have been allocated based on the sales per region forecasted for 2006 in the acquisition plan.

The table below sets forth revenues, operating losses and other financial information for each of our segments for the first half of the years ended June 30, 2005 and 2006 and the year ended December 31, 2005.

Six months ended June 30, 2006	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	(amounts in €000s)
Revenues	€46,251	€16,158	14,712	€982	€78,103
Operating income (loss)	5,429	(1,667)	(163)	(2,323)	1,276
Long-lived assets	14,797	12,587	6,419	756	34,559
Interest income			17	585	602
Interest expense		(11)	(3)	(91)	(105)
Capital expenditures	1,089	1,242	518	80	2,929

Fiscal year 2005	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	(amounts in €000s)
Revenues	€74,840	€12,473	€40,466	€1,453	€129,232
Operating income (loss)	7,588	403	1,008	(5,039)	3,960
Long-lived assets	5,001	551	2,134	863	8,549
Interest income	—	—	13	1,213	1,226
Interest expense	—	—	(10)	(204)	(214)
Capital expenditures	808	163	404	313	1,688

Six months ended June 30, 2005	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	(amounts in €000s)
Revenues	€36,495	€5,960	€23,247	€486	€66,188
Operating income (loss)	5,248	(1)	(271)	(4,532)	444
Long-lived assets	5,288	619	2,849	1,121	9,876
Interest income	—	—	5	596	601
Interest expense	—	(12)	(6)	(94)	(112)
Capital expenditures	372	48	250	169	839

14. Subsequent events

On September 28, 2006, Wavecom announced internally its decision to consolidate all of North American product development activities in Research Triangle Park (RTP), NC. In order to enhance collaboration, flexibility and operational efficiency. This will result in the closing of the San Diego ( California) office. Wavecom has offered positions in RTP and relocation support to the San Diego-based team. People who will decline this offer will be made redundant during the fourth quarter of 2006. In addition, the Company will book some impairments of assets related to the closing of the site. The calculation of the restructuring costs is still underway.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our second quarter and half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Key events of the first six-months of 2006

Wavecom announced on April 26, 2006 the signing of an agreement wherein Wavecom acquires certain assets of Sony Ericsson’s M2M Communications Business Unit in a cash transaction that will be valued up to a maximum of €32.5 million.

According to this agreement, Sony Ericsson has sold its M2M Communications Business Unit, which specializes in automotive and industrial wireless solutions, to Wavecom. The business unit includes the company’s global assets and activities in M2M research & development, marketing, and sales. The transaction does not include, however, any assets or activities related to Sony Ericsson’s mobile phones, accessories, or PC card business, which will remain a part of Sony Ericsson.

Results of Operations for the six-month periods ended June 30, 2006 compared to the six-month periods ended June 30, 2005

Revenues

	Six months ended
	June 2005	June 2006
		Historical Wavecom	Acquired Activity	Consolidated results	% change 2005/2006
	(amounts in € 000s)
Product sales	65,174	61,874	14,774	76,648	17.6%
Percentage of total revenues	98.5%	97.7%	100.0%	98.1%
Service revenue	530	480	6	486	-8.3%
Percentage of total revenues	0.8%	0.8%	0.0%	0.6%
Licensing revenue	484	969	0	969	100.2%
Percentage of total revenues	0.7%	1.5%	0.0%	1.2%
Total revenues	66,188	63,323	14,780	78,103	18.0%

*Note: The acquired activity (Sony Ericsson M2M business) represents two months of results, May and June for H1 2006

 Sales by market

	June 2005	June 2006
		Historical Wavecom	Acquired Activity	Consolidated results	% change 2005/2006
Vertical applications:	58,445	62,342	14,780	77,122	32.0%
PCD (handset) business:	7,259	12	0	12	-99.8%
Licensing	484	969	0	969	100.2%
	66,188	63,323	14,780	78,103	18.0%

*Note: The acquired activity (Sony Ericsson M2M business) represents two months of results, May and June for H1 2006

Total first half year revenues increased 18% year-on-year. There has been basically no sales in the PCD business due to our exit of this business but performance of the vertical application was high versus last year with a growth of 32% with the acquired activity or 7% organically. The organic growth was largely the result of new customer programs ramping in the Americas and Asia Pacific and robust add-on orders from existing customers in the EMEA region.

Sales for the first half of the year by region were as follows: EMEA (Europe, Middle-east and Africa): 59%, APAC (Asia-Pacific): 20% and The Americas: 21%.

The customer portfolio remained balanced with no single customer representing more than 12% of total revenues in the first half of the year. The top ten customers combined represented 51% of revenues as compared to 59% during the first half of 2005.

Business news for the first half of 2006:

•

Wavecom acquired certain assets of Sony Ericsson’s M2M business unit. Wavecom management believes that the acquisition of one of its major competitors positions it positively for future growth by establishing the largest R&D team in the industry, giving it the premiere position as provider of wireless solutions to the automotive industry worldwide and finally paving the way to greater technology standards for wireless machine-to-machine communication. This acquisition was financed by Wavecom’s cash reserves and will cost up to €32.5 million. The transaction closed on April 26, 2006.

•

Wavecom announced the introduction of the Wireless Microprocessor, combining high performance embedded processing and wireless connectivity in a single surface-mount component. In combination with Wavecom’s Open AT® software suite, it provides the lowest total cost of ownership for any industrial wireless machine by reducing the overall number of components and shortening the time to market.

•

Wavecom announced acquisition of NexGen Software S.A. : This acquisition brings to us an internally-developed TCP/IP (internet) suite of protocol stacks and internet software expertise along with a worldwide customer base of over 100. It represents a strategic acquisition for Wavecom. With it, we eliminate our reliance on external, third-party, TCP/IP vendors and further strengthen our already extensive software expertise.

•

Wavecom announced design win with Peiker Acoustic: Peiker Acoustic is a tier one supplier to leading German car manufacturers. In a new design win, Peiker will use Wavecom technology to equip hands-free embedded phones in German luxury models.

•

Wavecom announced a line extension of it most popular wireless CPU (Central Processing Unit): This line extension includes four versions -- Q24 Classic, Q24 Plus, Q24 Extended and Q24 Auto; targeting a variety of wireless devices. By being hardware and software compatible with our existing Q24 family, this new series allows for the seamless upgrade of customer products and devices, thus saving on new design or re-design costs.

Cost of revenues

	Six months ended
	June 2005		June 2006
		% of sales	Historical Wavecom	% of sales	Acquired Activity	% of sales	Consolidated results	% of sales	% change 2005/2006
	(amounts in € 000s)
Cost of revenues
Cost of products	37,087	56.9%	30,190	48.8%	11,638	78.8%	41,828	54.6%	12.8%
Cost of services and licensing	394	38.9%	873	60.2%	0	0.0%	873	60.0%	121.6%
Total cost of revenues	37,481	56.6%	31,063	49.1%	11,638	78.7%	42,701	54.7%	13.9%
Gross Profit
On Products	28,087	43.1%	31,684	51.2%	3,136	21.2%	34,820	45.4%	24.0%
On services and licensing	620	61.1%	576	39.8%	6	100.0%	582	40.0%	-6.1%
Total gross profit	28,707	43.4%	32,260	50.9%	3,142	21.3%	35,402	45.3%	23.3%

*Note:  The acquired activity (Sony Ericsson M2M business) represents two months of results, May and June for H1 2006

Cost of goods sold. Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

Gross margin for the consolidated business was 45.3% of revenues. The gross margin from the acquired activity, at 21.3% of sales, was significantly lower than the historical Wavecom business at 50.9% of sales. The gross margin for the historical business increased versus last year due to the on-going actions to reduce costs and to an intellectual property accounting adjustment made since the first quarter of 2006.

Operating expenses

	Six months ended
	June 2005	June 2006
		Historical Wavecom	Acquired Activity	Consolidated results	% change 2005/2006
	(amounts in € 000s)
Operating expenses
Research and development	11,903	12,254	1,549	13,803	16.0%
Sales and Marketing	5,958	5,960	774	6,734	13.0%
General and Administrative	9,027	10,429	985	11,414	26.4%
Acquired in process technology	0	0	1,400	1,400
Amortization of acquired intangible assets	0	0	775	775
Restructuring costs	1,375	0	0	0	-100.0%
Total	28,263	28,643	5,483	34,126	20.7%

Operating expenses have increased during the first half of 2006 versus previous year mainly due to the expenses related to the acquired activity.

Operating expenses related to the historical Wavecom are stable versus last year : the increase of the general and administrative expenses due to higher bad debt reserve in the first half of 2006 than in the first half of 2005 and one-off reversal of accruals linked with an old litigation in the first quarter of 2005 is off setting the decrease in restructuring costs.

The first half of 2006 expenses includes a non-cash expense of €663 thousand related to stock-based compensation as required by implementation of SFAS 123. Stock-based compensation was not required to be expensed under US GAAP for the year 2005.

During the second quarter 2006 there were a number of accounting charges related to our recent acquisition that adversely impacted our operating result. In accordance with SFAS 141, certain intangible assets and in-process technology are being identified within the former Sony Ericsson M2M activity. A complete identification should be finalized during the second half of 2006. At the current time, in-process technology has been estimated at €1.4 million which was expensed in the second quarter 2006, and the acquired intangible assets have been estimated at € 13.7 million, and will be depreciated over a period of 1 to 4 years, resulting in a depreciation charge of €775 thousand for the second quarter of 2006.

Headcount

Our global headcount was approximately 427 at June 30, 2006, including 80 people from the acquired activity and 55 independent contractors .

Other income (expense)

Interest and other financial income, net. We recorded net interest and other financial income of €496,000 in the first half of 2006, compared to €489,000 in the same period in 2005.

Foreign exchange gain (loss). We had a net foreign exchange loss of €1,329,000 in the six months ended June 30, 2006 compared with a net gain of €3,428,000 in the same period in the prior year.

Income tax expense (benefit). Our €72,000 net tax expense in the first half of 2006 (expense of €399,000 in the first half of 2005), represents principally, income tax in France and in an Asian subsidiary.

Liquidity and capital resources

We had positive cash flow from operating activities of €4,140,000 in the six-month period ended June 30, 2006 compared to negative cash flow of €1,480,000 in the first six months of 2005. This positive cash flow is linked with our operating profit in the first half 2006 which included €3,417,000 of non cash expenses.

During the first six month of 2006, we had negative cash flow from investing activity of €27,398,000 mainly due to the acquisition of the activity from Sony-Ericsson.

We had working capital (defined as current assets less current liabilities) of €27,909,000 at June 30, 2006, compared to €56,996,000 at December 31, 2005.

At June 30, 2006, our capital lease obligations (including the current portion), amounted to €446,000, compared to capital lease obligations of €397,000 at the end of 2005. We had €37,206,000 in cash and cash equivalents at June 30, 2006 compared to €60,663,000 at December 31, 2005 due to the acquisitions we made during the second quarter of 2006.

At June 30, 2006, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the third and fourth quarters of 2006. These purchase commitments totaled approximately €25.0 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

Results of Wavecom SA

For the first half of 2006, the parent company, Wavecom SA, reported total revenues of €75.1 million including €26.7 million of intercompany revenues) compared to €67.2 million for the first half of 2005 (including €25.8 million of intercompany revenues).

The operating results for the first half of 2006 amounted to a profit of €5.0 million compared to a profit of €7.1 million for the same period in 2005. The result before tax was a profit of €7.8 million compared a profit of €7.8 million for the first half of 2005. The net profit for the first six month of 2006 amounted to €5.8 million versus a profit of €8.1 million for the same period in 2005.

Subsequent event

On September 28, 2006, Wavecom announced internally its decision to consolidate all of North American product development activities in Research Triangle Park (RTP), NC. In order to enhance collaboration, flexibility and operational efficiency. This will result in the closing of the San Diego (California) office. Wavecom has offered positions in RTP and relocation support to the San Diego-based team. People who will decline this offer will be made redundant during the fourth quarter of 2006. In addition, the Company will book some impairments of assets related to the closing of the site. The calculation of the restructuring costs is still underway.

Trends

12-month backlog, on June 30, 2006 stood at €51.6 million, 32% of which comes from the acquired business. The backlog from the historical Wavecom business at June 30, 2006 was €35.2 million, compared to €38.3 million at the end of the previous quarter. This reduction was totally associated with our handset business, for which we have no recognized backlog this quarter. As such, the core industrial and automotive business backlog was flat sequentially.

Additionally, integration of the acquired Sony Ericsson M2M business is ahead of plan, further positioning Wavecom as a leader in automotive and industrial wireless solutions.

Strong results for the second quarter make the company optimistic about the second half of 2006, although we remain cautious that the traditional summer slowdown may temper sales somewhat despite our strong backlog.”

The combination of the organic growth and the smooth integration of a substantial acquisition are proof points that demonstrate Wavecom ability to deliver on its previously-stated priorities, including, profitabilty, market-leading growth and superior customer service.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: October 12, 2006	By:	/s/ Chantal Bourgeat
Chantal Bourgeat Chief Financial Officer